Exhibit 99.3

January 8, 2021

Mr. Eric Marsh

Chief Executive Officer

Vine Oil & Gas LP

5800 Granite Parkway, Suite 550

Plano, Texas 75024

Re: Vine Oil & Gas LP
Haynesville and Mid-Bossier Shale Properties
Estimate of Reserves and Revenues
Strip Pricing Case
“As of” January 1, 2021

Dear Mr. Marsh:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas LP (“Vine”). This report was prepared for inclusion in certain filings made by the SEC as a reserves sensitivity analysis in accordance with the definitions and regulations of the SEC other than the use of optional price and cost parameters as specified in the report pursuant to Item 1202(b) of Regulation S-K. The report may be used for inclusion in certain SEC filings by Vine. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine, Bienville, and Natchitoches Parishes, Louisiana. This report excludes effects of commodity derivatives. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:

	Net to Vine Oil & Gas LP
Strip Price Case	Proved Developed		Proved	Total	Probable	Possible
	Producing	Non-producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	482,391.2	9,377.6	1,872,740.7	2,364,509.5	3,600,975.4	296,890.1

Revenues
Gas, $ (100) %	1,136,691,584	22,250,794	4,380,628,480	5,539,570,858	8,892,904,448	733,177,856
Total, $	1,136,691,584	22,250,794	4,380,628,480	5,539,570,858	8,892,904,448	733,177,856

Expenditures
Ad Valorem Taxes, $	46,758,124	912,412	76,491,872	124,162,408	136,296,704	10,754,500
Severance Taxes, $	28,353,080	564,718	55,156,440	84,074,238	96,240,816	8,131,588
Fixed Operating Expense, $	296,407,232	5,586,704	794,588,032	1,096,581,968	1,536,578,048	125,762,736
Variable Operating Expense, $	43,045,756	746,850	169,109,856	212,902,462	323,780,992	26,594,366
Marketing and Fuel, $	46,766,540	810,930	182,146,992	229,724,462	368,935,680	30,060,622

Total, $	461,330,732	8,621,614	1,277,493,192	1,747,445,538	2,461,832,240	201,303,812
Investments, $	14,348,778	2,900,452	1,542,571,645	1,559,820,875	3,460,014,955	283,785,737
Plugging & Abandonment, $	29,035,758	935,865	17,191,171	47,162,794	39,382,165	3,107,447

Total, $	43,384,536	3,836,317	1,559,762,816	1,606,983,669	3,499,397,120	286,893,184
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	631,976,256	9,792,860	1,543,371,776	2,185,140,892	2,931,675,904	244,980,768
FNR Disc. @ 10.0%, $	528,225,184	7,554,382	851,299,008	1,387,078,574	893,767,424	47,855,644

Allocation Percentage by Classification
FNR Disc. @ 10.0%	38.1%	0.5%	61.4%	100.0%	100.0%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report – The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2021.

Scope of Work – W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Vine as of January 1, 2021. All of Vine’s probable and possible reserves are undeveloped. Once reserves were estimated, future revenues were determined in accordance with Vine provided Henry Hub strip pricing effective December 31, 2020.

Reporting Requirements

Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs, however, this report is not prepared with SEC pricing but instead prepared with strip pricing as indicated under “Product Prices” below.

The information presented herein represents optional disclosure pursuant to Item 1202(b) of Regulation S-K.

Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.

Projections – The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.

Property Discussion

Vine currently owns, and operates, an approximate 83% working interest in 348 Proved Developed Producing (“PDP”) wells, an approximate 19% working interest in 49 PDP wells that GeoSouthern operates, and an approximate mean working interest of 6% in 42 PDP wells operated by miscellaneous other 3rd party companies. Vine also owns royalty and mineral interests in 182 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, Bienville, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations.

Reserve Estimates

Proved Producing Reserves – Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.

Proved Undeveloped Reserves – The proved undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.

Vine Oil & Gas, L.P. – 01.01.21 3P Reserves Report, Strip Pricing, January 8, 2021 – Page 2

Probable and Possible Reserves – Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

At the request of Vine, all revenue estimates represented herein are based on a Vine provided Henry Hub strip pricing beginning January of 2021. The following table summarizes the prices utilized in the generation of this report:

Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu
1/2021	2.467	2/2022	2.939	3/2023	2.599	4/2024	2.306	5/2025	2.331
2/2021	2.539	3/2022	2.792	4/2023	2.299	5/2024	2.281	6/2025	2.365
3/2021	2.526	4/2022	2.429	5/2023	2.265	6/2024	2.318	7/2025	2.403
4/2021	2.538	5/2022	2.384	6/2023	2.299	7/2024	2.362	8/2025	2.408
5/2021	2.555	6/2022	2.412	7/2023	2.338	8/2024	2.370	9/2025	2.400
6/2021	2.611	7/2022	2.447	8/2023	2.346	9/2024	2.368	10/2025	2.427
7/2021	2.685	8/2022	2.455	9/2023	2.334	10/2024	2.401	11/2025	2.527
8/2021	2.715	9/2022	2.435	10/2023	2.365	11/2024	2.519	12/2025	2.752
9/2021	2.712	10/2022	2.458	11/2023	2.458	12/2024	2.749	Thereafter	2.752
10/2021	2.741	11/2022	2.540	12/2023	2.674	1/2025	2.852
11/2021	2.796	12/2022	2.696	1/2024	2.779	2/2025	2.802
12/2021	2.913	1/2023	2.789	2/2024	2.736	3/2025	2.662
1/2022	3.006	2/2023	2.740	3/2024	2.596	4/2025	2.357

Average product prices were determined for the initial $ per MMBtu before adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report, e.g. total proved, total probable and total possible. In addition, average realized product prices were determined in $ per Mcf after adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report to comply with item 1202(a)(8)(v) of Regulation S-K.

Therefore, the proved reserves category has an average weighted price of $2.61/MMBtu before adjustments and $2.34/Mcf after adjustments. The probable and possible reserves category has an average weighted price of $2.74/MMBtu before adjustments and $2.47/Mcf after adjustments.

Vine Oil & Gas, L.P. – 01.01.21 3P Reserves Report, Strip Pricing, January 8, 2021 – Page 3

Operating Expenses and Capital Cost

Monthly operating expenses for wells operated by Vine and other 3rd party companies were provided by Vine. Vine provided W.D. Von Gonten & Co. Vine operated, non-operated, and a blend of both, with 12 months (December 2019 - November 2020) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Vine’s recommended fixed and variable costs to each individual operated and non-operated property.

Capital costs associated with the drilling and completion of future undeveloped locations were provided by Vine. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells were provided by Vine for wells spud from May 2019 through September 2020. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.

All operating expenses and capital costs were held flat for the life of the properties.

Other Considerations

Abandonment Costs – The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.

Data Sources – Data furnished by Vine included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Vine. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.

Vine Oil & Gas, L.P. – 01.01.21 3P Reserves Report, Strip Pricing, January 8, 2021 – Page 4

Thank you for the opportunity to assist Vine with this report.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

John M. Parker

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